PROSPECTUS SUPPLEMENT NO. 1                     Filed pursuant to Rule 424(b)(3)
(To Prospectus dated February 26, 2002)               Registration No. 333-38136

                              ALFACELL CORPORATION

                                7,794,711 Shares
                                  Common Stock

This Prospectus Supplement No. 1 supplements and amends the Prospectus dated February 26, 2002 relating to the offering of an aggregate 7,794,711 shares of our common stock by our securityholders.

The Prospectus, together with this Prospectus Supplement No. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of our common stock. All reference in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

           The date of this Prospectus Supplement is August 8, 2002.

The section entitled "Summary Financial Data" on page 4 of the prospectus is hereby deleted in its entirety and substituted as follows:

                             "Summary Financial Data

      You should read the following financial data in conjunction with the sections entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited financial statements and notes included in this prospectus.

                             August 24,
                                1981
                              (Date of                                                                        Nine Months Ended
                             Inception)                         Year Ended July 31,                               April 30,
                              to April    ---------------------------------------------------------------  ------------------------
                              30, 2002        2001        2000         1999         1998         1997         2002          2001
                            ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             (unaudited)                                                                          (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income ........  $  1,986,159  $    13,121  $    51,144  $   168,372  $   311,822  $   442,572  $       282  $     8,219
Costs and Expenses:
  Costs of sales .........       336,495            0            0            0            0            0            0            0
  Research and
    development ..........    39,408,920    1,900,678    1,879,728    2,401,945    5,264,578    3,862,716    1,539,885    1,404,552
  General and
    administrative .......    21,441,998      705,745      644,588      920,686    1,412,968    1,475,624      576,605      519,240
  Interest ...............     3,199,235      153,029        4,980        2,377       21,782      123,099      105,517       46,901
                            ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total costs and expenses    64,386,648    2,759,452    2,529,296    3,325,008    6,699,328    5,461,439    2,222,007    1,970,693
  State Tax Benefit ......     1,560,979      451,395      755,854           --           --           --      353,730      451,395
Net loss .................  $(60,839,510) $(2,294,936) $(1,722,298) $(3,156,636) $(6,387,506) $(5,018,867) $(1,867,995) $(1,511,079)
                            ============  ===========  ===========  ===========  ===========  ===========  ===========  ===========
Net loss per common
share:
  Basic and diluted ......                $     (0.12) $      (.10) $      (.18) $      (.40) $      (.34) $     (0.09) $     (0.08)
Weighted average number
  of common shares:
  Basic and diluted ......                 18,927,000   17,812,000   17,271,000   15,926,000   14,597,000   20,553,185   18,802,114
Dividends ................                          0            0            0            0            0            0            0

                                                          As of
                                            -------------------------------
                                            April 30, 2002    July 31, 2001
                                            --------------    -------------
                                             (unaudited)
Balance Sheet Data:
Total assets.............................      $183,895           $201,609
Cash and cash equivalents................        45,516             44,781
Working capital (deficit)................    (1,480,253)          (830,610)
Long-term liabilities....................       117,484             23,663
Total stockholders' equity (deficiency) .    (1,497,479)          (740,378)

The first paragraph on page 5 under the risk factor entitled "We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable." is deleted in its entirety and substituted with the following:

      "We are a development stage company and since our inception, our source of working capital has been public and private sales of our stock. We incurred a net loss of approximately $2,295,000 for the year ended July 31, 2001 and approximately $1,868,000 for the nine months ended April 30, 2002. We have continued to incur losses since April 2002. In addition, we had working capital deficit of approximately $831,000 as of July 31, 2001 and approximately $1,480,000 as of April 30, 2002, and an accumulated deficit of approximately $60,839,000 as of April 30, 2002."

The following sentence on page 6 under the risk factor entitled "We need additional financing immediately to continue operations and this financing may not be available on acceptable terms, if it is available at all." is deleted:

      "In the near term, we expect to receive $125,000 in connection with the exercise of warrants by Roan Meyers Association L.P. Although they are under no obligation to do so, we believe than Roan Meyers will exercise warrants to purchase 250,000 shares of common stock at $0.50 per share shortly after the effectiveness of the registration statement of which this prospectus is a part."

and substituted with the following:

      "In the near term, we expect to seek additional capital financing through the sale of equity in private placements but cannot be sure that we will be able to raise capital on favorable terms or at all."

The following sentence on page 6 under the risk factor entitled "Our clinical trials could take longer to complete and cost more than we expect." is deleted:

      "Patient enrollment of the second part of the trial began in April 1999 and is expected to be completed April 2002."

and substituted with the following:

      "Patient enrollment of the second part of the trial began in April 1999 and is expected to be completed December 2002."

The section entitled "Selected Financial Data" on page 12 is deleted in its entirety and substituted with the following:

                            "SELECTED FINANCIAL DATA

      You should read the following selected financial data together with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data shown below for the years ended July 31, 2001, 2000 and 1999 and the balance sheet data as of July 31, 2001 and 2000 are derived from our audited financial statements included elsewhere in this prospectus, and have been audited by KPMG LLP, independent auditors. The selected statement of operations data shown below for the years ended July 31, 1998 and1997 and the balance sheet data as of July 31, 1998 and 1997 are derived from our audited financial statements which were also audited by KPMG LLP, but are not included in this prospectus or incorporated herein by reference. The selected financial data as of and for the nine months ended April 30, 2002 and 2001 and for the period from August 29, 1981 (Date of Inception) to April 30, 2002 are unaudited and, in our opinion, contain all adjustments, consisting only of normal, recurring accruals, which are necessary for a fair statement of the results of those periods. Results for the nine months ended April 30, 2002 are not necessarily indicative of results that may be expected for the entire year.

                             August 24,
                                1981
                              (Date of                                                                        Nine Months Ended
                             Inception)                         Year Ended July 31,                               April 30,
                              to April    ---------------------------------------------------------------  ------------------------
                              30, 2002        2001        2000         1999         1998         1997         2002          2001
                            ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             (unaudited)                                                                          (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income ........  $  1,986,159  $    13,121  $    51,144  $   168,372  $   311,822  $   442,572  $       282  $     8,219
Costs and Expenses:
  Costs of sales .........       336,495            0            0            0            0            0            0            0
  Research and
    development ..........    39,408,920    1,900,678    1,879,728    2,401,945    5,264,578    3,862,716    1,539,885    1,404,552
  General and
    administrative .......    21,441,998      705,745      644,588      920,686    1,412,968    1,475,624      576,605      519,240
  Interest ...............     3,199,235      153,029        4,980        2,377       21,782      123,099      105,517       46,901
                            ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total costs and expenses    64,386,648    2,759,452    2,529,296    3,325,008    6,699,328    5,461,439    2,222,007    1,970,693
  State Tax Benefit ......     1,560,979      451,395      755,854           --           --           --      353,730      451,395
Net loss .................  $(60,839,510) $(2,294,936) $(1,722,298) $(3,156,636) $(6,387,506) $(5,018,867) $(1,867,995) $(1,511,079)
                            ============  ===========  ===========  ===========  ===========  ===========  ===========  ===========
Net loss per common
share:
  Basic and diluted ......                $     (0.12) $      (.10) $      (.18) $      (.40) $      (.34) $     (0.09) $     (0.08)
Weighted average number
  of common shares:
  Basic and diluted ......                 18,927,000   17,812,000   17,271,000   15,926,000   14,597,000   20,553,185   18,802,114
Dividends ................                          0            0            0            0            0            0            0

--------------------------------------------------------------------------------

                                                                       As of July 31,                                As of
                                                                                                                   April 30,
                                          ---------------------------------------------------------------------   -----------
                                             2001           2000           1999          1998          1997          2002
                                          -----------    -----------    -----------   -----------   -----------   -----------
Balance Sheet Data:                                                                                               (unaudited)
Total assets ..........................   $   201,609    $   488,099    $ 1,728,648   $ 5,516,678   $ 8,034,954   $   183,895
Cash and cash equivalents .............        44,781        257,445      1,383,133     5,099,453     7,542,289        45,516
Working capital (deficit) .............      (830,610)      (303,646)       498,993     3,398,527     5,254,434    (1,480,253)
Long-term liabilities .................        23,663         30,251              0         6,727        15,902       117,484
Total stockholders' equity (deficiency)      (740,378)      (131,860)       757,200     3,691,838     5,566,091    (1,497,479)

The subsection entitled "Three Month Period ended October 31, 2001 and 2000" under the section entitled "Management's Discussion and Analysis of Financial Condition and results of Operations" on pages 13 through 14 is deleted in its entirety and substituted with the following:

      "Three and nine month periods ended April 30, 2002 and 2001

      Revenues.

      We are a development stage company as defined in the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 7. We are devoting substantially all of our present efforts to establishing a new business and developing new drug products. Our planned principal operations of marketing and/or licensing of new drugs have not commenced and, accordingly, we have not derived any significant revenue from these operations. We focus most of our productive and financial resources on the development of ONCONASE(R) and as such we have not had any sales in the three and nine month periods ended April 30, 2002 and 2001. Investment income for the three months ended April 30, 2002, was $100 compared to $1,400 for the same period last year, a decrease of $1,300. Investment income for the nine months ended April 30, 2002, was $300 compared to $8,200 for the same period last year, a decrease of $7,900. These decreases were due to lower balances of cash and cash equivalents.

      Research and Development.

      Research and development expense for the three months ended April 30, 2002 was $532,000 compared to $527,000 for the same period last year, an increase of $5,000. This increase was primarily due to an increase in costs in support of the on-going Phase III clinical trials for ONCONASE(R) resulting from the expansion of our Phase III clinical trial for malignant mesothelioma in Europe, partially offset by a decrease in expenses related to outside consultants, a decrease in costs relating to patent and trademark applications for ONCONASE(R) and a reduction of non-cash expense relating to stock options issued for consulting services.

      Research and development expense for the nine months ended April 30, 2002 was $1,540,000 compared to $1,405,000 for the same period last year, an increase of $135,000. This increase was primarily due to an increase in costs in support of on-going Phase III clinical trial for ONCONASE(R) for malignant mesothelioma and an increase in cost of clinical supplies related to the clinical trials, both resulting from the expansion of our Phase III clinical trials for malignant mesothelioma in Europe. This increase was partially offset by a reduction of a non-cash expense relating to stock options issued for consulting services, a decrease in expenses related to outside consultants and an increase in patent and trademark applications for ONCONASE(R).

      General and Administrative.

      General and administrative expense for the three months ended April 30, 2002 was $193,000 compared to $194,000 for the same period last year, a decrease of $1,000. This decrease was primarily due to a reduction of a non-cash expense relating to stock options issued for consulting services, partially offset by an increase in public and investor relations expenses as well as an increase in legal expenses, due to business development activities.

      General and administrative expense for the nine months ended April 30, 2002 was $577,000 compared to $519,000 for the same period last year, an increase of $58,000. This increase was primarily due to an increase in public and investor relations expenses and an increase in legal expenses due to business development activities, partially offset by a reduction in a non-cash expense relating to stock options issued for consulting services.

      Interest.

      Interest expense for the three months ended April 30, 2002 was $68,000 compared to $43,000 for the same period last year, an increase of $25,000. Interest expense for the nine months ended April 30, 2002 was $105,000 compared to $47,000 for the same period last year, an increase of $58,000. These increases were primarily due to the non-cash interest expense on the notes payable issued to third parties. The non-cash interest expense was based on the value of the options using the Black-Scholes options-pricing model at the date of the issuance.

      Income Taxes.

      New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits or tax benefits. For the state fiscal year 2002 (July 1, 2001 to June 30, 2002), we have $1,477,000 total available tax benefits of which $426,000 was allocated to be sold between July 1, 2001 and June 30, 2002. In December 2001, we received $354,000 from the sale of allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2002. In December 2000, we received $451,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2001. We will attempt to sell the remaining balance of our tax benefits in the amount of approximately $1,051,000 between July 1, 2002 and June 30, 2003, subject to all existing laws of the State of New Jersey. However, we cannot assure you that we will be able to find a buyer for our tax benefits or that such funds will be available in a timely manner.

      Net Loss.

      We have incurred net losses during each year since our inception. The net loss for the three months ended April 30, 2002 was $793,000 as compared to $762,000 for the same period last year, an increase of $31,000. The net loss for the nine months ended April 30, 2002 was $1,868,000 as compared to $1,511,000 for the same period last year, an increase of $357,000. The cumulative loss from the date of inception, August 24, 1981 to April 30, 2002, amounted to $60,839,000. Such losses are attributable to the fact that we are still in the development stage and accordingly have not derived sufficient revenues from operations to offset the development stage expenses."

The subsection entitled "Liquidity and Capital Resources" under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 16 through 18 is deleted in its entirety and substituted with the following:

      "Liquidity and Capital Resources

      We have financed our operations since inception primarily through equity and debt financing, research product sales and interest income. During the nine months ended April 30, 2002, we had a net increase in cash and cash equivalents of $1,000, which resulted primarily from net cash provided by financing activities of $1,057,000, primarily from the private placement of common stock and warrants and proceeds from short-term borrowings, offset by net cash used in operating activities of $1,056,000. Total cash resources as of April 30, 2002 were $46,000 compared to $45,000 at July 31, 2001.

      Our current liabilities as of April 30, 2002 were $1,564,000 compared to $918,000 at July 31, 2001, an increase of $646,000. The increase was primarily due to an increase in expenses related to the expansion of our Phase III clinical trial for malignant mesothelioma in Europe and increasing business development, investor and public relations activities. As of April 30, 2002 our current liabilities exceeded our current assets and we had a working capital deficit of $1,480,000.

      Our continued operations will depend on our ability to raise additional funds through various potential sources such as equity and debt financing, collaborative agreements, strategic alliances, sale of tax benefits, revenues from the commercial sale of ONCONASE(R) and our ability to realize the full potential of our technology and our drug candidates. Such additional funds may not become available as we need them or be available on acceptable terms. To date, a significant portion of our financing has been through private placements of common stock and warrants, the issuance of common stock for stock options and warrants exercised and for services rendered, debt financing and financing provided by our Chief Executive Officer. Until our operations generate significant revenues, we will need to continue to fund operations through the sources of capital previously described. From August 2001 through May 2002, we received gross proceeds of approximately $1,346,000 from the private placement of equity from various individual investors, issuance of notes payable to an unrelated party and the exercise of warrants by an unrelated party. We have also received from time to time loans payable on demand from a related party. As of April 30, 2002 the aggregate balance of these loans was $126,500. Additionally, in December 2001 we received $354,000 through the sale of our tax benefits. As we have no liquid resources and significant liabilities, we need to raise additional capital in order to remain in operation. We believe our current operating levels require $160,000 of cash per month. We do not presently maintain the cash balance needed to fund our operations; however, to date we have been able to meet the cash needed for continued operations.

      In the near term we continue to seek additional capital financing through the sales of equity in private placements and exercise of warrants but cannot be sure that we will be able to raise capital on favorable terms or at all. In addition, we expect some funds to be available through loans from our Chief Executive Officer, although no such loans are required to be made. Once any of these sources, if received, are exhausted, we will need additional financing through the sources described above to continue our operations. We cannot be sure these funds will be received; however, if the funds are received it will assist us in satisfying our liquidity needs. The report of our independent auditors on our July 31, 2001 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise substantial doubt about our ability to continue as a going concern. Our financial statements at July 31, 2001 and April 30, 2002 do not include any adjustments that might result from the outcome of this uncertainty.

      We will continue to incur costs in conjunction with our U.S. and foreign registrations for marketing approval of ONCONASE(R). We are currently in discussions with several potential strategic alliance partners, including major international biopharmaceutical companies, to further the development and marketing of ONCONASE(R) and other related products in our pipeline. However, we cannot be sure that any such alliances will materialize.

      New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits or tax benefits. For the state fiscal year 2002 (July 1, 2001 to June 30, 2002), we had $1,477,000 total available tax benefits of which $426,000 was allocated to be sold between July 1, 2001 and June 30, 2002. In December 2001, we received $354,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2002. In December 2000, we received $451,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2001. We will attempt to sell the remaining balance of our tax benefits in the amount of approximately $1,051,000 between July 1, 2002 and June 30, 2003, subject to all existing laws of the State of New Jersey. However, there is no assurance that the Company will be able to find a buyer for our tax benefits or that such funds will be available in a timely manner.

      Our common stock was delisted from The Nasdaq SmallCap Market effective at the close of business April 27, 1999 for failing to meet the minimum bid price requirements set forth in the NASD Marketplace Rules. As of April 28, 1999, our common stock trades on the OTC Bulletin Board under the symbol "ACEL.OB". Delisting of our common stock from Nasdaq could have a material adverse effect on our ability to raise additional capital, our stockholders' liquidity and the price of our common stock.

      The market price of our common stock is volatile, and the price of the stock could be dramatically affected one way or another depending on numerous factors. The market price of our common stock could also be materially affected by the marketing approval or lack of approval of ONCONASE(R)."

The following subsection is added to the section entitled "Description of Securities" on pages 41 and 42:

      "Recent Transactions

      The following transactions have occurred since February 26, 2002:

      o In March 2002, Roan Meyers exercised warrants to purchase 100,000 shares of common stock with an exercise price of $0.50 per share, resulting in gross proceeds of $50,000.

      o In March 2002, we completed a private placement resulting in the issuance of 200,000 shares of restricted common stock and 200,000 five-year warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $0.75 per share. We received an aggregate $100,000 from such private placement.

      o In April 2002, we issued a note payable to an unrelated party in the amount of $100,000. The note was due thirty days bearing interest at 8% per annum. In addition, the lender received stock options to purchase 100,000 shares of common stock at an exercise price of $0.60 per share. In May 2002, the lender has agreed to either extend or convert the note until December 2003.

      o In April 2002, we completed a private placement resulting in the issuance of 838,638 shares of restricted common stock and 838,638 five-year warrants to purchase an aggregate of 838,638 shares of common stock at an exercise price of $0.75 per share. We received an aggregate $375,000 from such private placement.

      o During the quarter ended April 30, 2002, we sold an aggregate of 1,038,638 shares of common stock to private investors at a price of $0.44 to $0.50 per share resulting in net proceeds of $375,400. In addition, the private investors were granted five-year warrants to purchase an aggregate of 1,038,638 shares of common stock at an exercise price of $0.75 per share.

      o During the quarter ended April 30, 2002, we issued 175,000 five-year stock options to unrelated parties as an incentive for lending us some funds. The options vested immediately and have an exercise price of $0.60 to $1.50 per share.

      o In May 2002, we issued 22,784 shares of common stock in settlement of accounts payable in the amount of $14,126. The accounts payable amount was charged to equity as the value of the common stock.

      o In May 2002, we completed a private placement resulting in the issuance of 500,000 shares of restricted common stock and 500,000 five-year warrants to purchase an aggregate of 500,000 shares of common stock at an exercise price of $1.00 per share. We received an aggregate $200,000 from such private placement."

The Unaudited Financial Statement on pages F-37 through F-43 is deleted in its entirety and substituted with the following:

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET
                                 April 30, 2002

                                                                                          April 30,
                                  ASSETS                                                    2002
                                  ------                                                 (Unaudited)
                                                                                        ------------
Current assets:
    Cash and cash equivalents                                                           $     45,516
    Other assets                                                                              38,121
                                                                                        ------------
         Total current assets                                                                 83,637

Property and equipment, net of accumulated depreciation and amortization
   of $1,112,987 at April 30, 2002 and $1,081,423 at July 31, 2001                            35,991

Other assets                                                                                  64,267
                                                                                        ------------
         Total assets                                                                   $    183,895
                                                                                        ============

              LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current liabilities:
    Current portion of long-term debt                                                   $      8,517
    Notes payable - convertible debt - unrelated party, less debt discount of $34,511
        at July 31, 2001                                                                          --
    Accounts payable                                                                         783,136
    Accrued expenses                                                                         645,684
    Loan payable related party                                                               126,553
                                                                                        ------------
         Total current liabilities                                                         1,563,890

Long-term debt, less current portion                                                         117,484
                                                                                        ------------
         Total liabilities                                                                 1,681,374
                                                                                        ------------

Stockholders' (deficiency):
    Preferred stock, $.001 par value
       Authorized and unissued, 1,000,000 shares at April 30, 2002 and July 31, 2001              --
    Common stock $.001 par value
       Authorized 40,000,000 shares at April 30, 2002 and July 31, 2001;
       Issued and outstanding, 21,866,423 shares at April 30, 2002 and 19,802,245
           shares at July 31, 2001                                                            21,866
    Capital in excess of par value                                                        59,320,165
    Deficit accumulated during development stage                                         (60,839,510)
                                                                                        ------------
         Total stockholders' (deficiency)                                                 (1,497,479)
                                                                                        ------------

         Total liabilities and stockholders' (deficiency)                               $    183,895
                                                                                        ============

See accompanying notes to unaudited financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

           Three months and nine months ended April 30, 2002 and 2001, and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2002

                                   (Unaudited)

                                          Three Months Ended             Nine Months Ended           August 24,
                                              April 30,                      April 30,             1981 (Date of
                                             ----------                      ---------             Inception) to
                                        2002            2001            2002            2001       April 30, 2002
                                    ------------    ------------    ------------    ------------   --------------
Revenue:
     Sales                          $         --    $         --    $         --    $         --    $    553,489
     Investment income                       125           1,450             282           8,219       1,372,567
     Other income                             --              --              --              --          60,103
                                    ------------    ------------    ------------    ------------    ------------
     Total revenue                           125           1,450             282           8,219       1,986,159
                                    ------------    ------------    ------------    ------------    ------------

Costs and expenses:
     Cost of sales                            --              --              --              --         336,495
     Research and development            531,904         526,716       1,539,885       1,404,552      39,408,920
     General and administrative          192,991         193,788         576,605         519,240      21,441,998
     Interest:
         Related parties                      --          32,110              --          32,110       1,142,860
         Others                           67,999          11,023         105,517          14,791       2,056,375
                                    ------------    ------------    ------------    ------------    ------------
Total costs and expenses                 792,894         763,637       2,222,007       1,970,693      64,386,648
                                    ------------    ------------    ------------    ------------    ------------

Net loss before state tax benefit       (792,769)       (762,187)     (2,221,725)     (1,962,474)    (62,400,489)

State tax benefit                             --              --         353,730         451,395       1,560,979
                                    ------------    ------------    ------------    ------------    ------------

Net loss                            $   (792,769)   $   (762,187)   $ (1,867,995)   $ (1,511,079)   $(60,839,510)
                                    ============    ============    ============    ============    ============
Loss per basic and diluted common
     share                          $       (.04)   $       (.04)   $       (.09)   $       (.08)
                                    ============    ============    ============    ============

Weighted average number of shares
     outstanding                      21,020,967      18,911,660      20,553,185      18,802,114
                                    ============    ============    ============    ============

See accompanying notes to unaudited financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                   Nine months ended April 30, 2002 and 2001,
                       and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2002

                                   (Unaudited)

                                                        Nine Months Ended       August 24, 1981
                                                            April 30,         (Date of Inception)
                                                           ----------                  to
                                                      2002            2001       April 30, 2002
                                                  ------------    ------------   --------------
Cash flows from operating activities:
  Net loss                                        $ (1,867,995)   $ (1,511,079)   $(60,839,510)
  Adjustments to reconcile net loss to
      net cash used in operating activities:
    Gain on sale of marketable securities                   --              --         (25,963)
    Depreciation and amortization                       31,564          56,538       1,524,022
    Loss on disposal of property and equipment              --              --          18,926
    Noncash operating expenses                         190,783         168,360       6,014,889
    Amortization of deferred compensation                   --              --      11,442,000
    Amortization of organization costs                      --              --           4,590
  Changes in assets and liabilities:
    Decrease (increase) in other current assets          4,812         (10,087)        (97,988)
    (Increase) decrease in other assets                (17,927)             --          31,784
    Increase in interest payable-related party              --              --         744,539
    Increase in accounts payable                       423,164         188,507       1,129,246
    Increase in accrued payroll and expenses,               --              --       2,348,145
        related parties
    Increase in accrued expenses                       179,871          62,415       1,187,197
                                                  ------------    ------------    ------------
Net cash used in operating activities               (1,055,728)     (1,045,346)    (36,518,123)
                                                  ------------    ------------    ------------

Cash flows from investing activities:
    Purchase of marketable equity securities                --              --        (290,420)
    Proceeds from sale of marketable equity                 --              --         316,383
       Securities
    Purchase of property and equipment                      --              --      (1,406,836)
    Patent costs                                            --              --         (97,841)
                                                  ------------    ------------    ------------
Net cash used in investing activities                       --              --      (1,478,714)
                                                  ------------    ------------    ------------

                                                                     (continued)

See accompanying notes to unaudited financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                       STATEMENTS OF CASH FLOWS, Continued

                   Nine months ended April 30, 2002 and 2001,
                       and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2002

                                   (Unaudited)

                                                                            Nine Months Ended       August 24, 1981
                                                                                April 30,              (Date of
                                                                               ----------            Inception) to
                                                                          2002            2001      April 30, 2002
                                                                      ------------    ------------  --------------
Cash flows from financing activities:
  Proceeds from short-term borrowings                                 $         --    $         --   $    849,500
  Payment of short-term borrowings                                          (5,000)             --       (628,500)
  Increase in loans payable - related party, net                           126,553              --      2,755,421
  Proceeds from bank debt and other long-term debt, net of
   deferred debt costs                                                     100,000              --      2,552,460
  Reduction of bank debt and long-term debt                                 (4,719)         (4,329)    (2,940,567)
  Proceeds from issuance of common stock, net                              789,629         501,274     29,099,792
  Proceeds from exercise of stock options and warrants, net                 50,000          83,730      5,640,254
   Proceeds from issuance of convertible debentures, related party              --         297,000        297,000
  Proceeds from issuance of convertible debentures, unrelated party             --          69,993        416,993
  Proceeds from common stock to be issued                                       --         200,000             --
                                                                      ------------    ------------   ------------
         Net cash provided by financing activities                       1,056,463       1,147,668     38,042,353
                                                                      ------------    ------------   ------------
Net increase in cash and cash equivalents                                      735         102,322         45,516
Cash and cash equivalents at beginning of period                            44,781         257,445             --
                                                                      ------------    ------------   ------------
Cash and cash equivalents at end of period                            $     45,516    $    359,767   $     45,516
                                                                      ============    ============   ============
Supplemental disclosure of cash flow information - interest
   paid                                                               $      6,971    $      6,763   $  1,669,417
                                                                      ============    ============   ============
Noncash financing activities:
   Issuance of convertible subordinated debenture for loan payable
     to officer                                                       $         --    $         --   $  2,725,000
                                                                      ============    ============   ============
   Issuance of common stock upon the conversion of convertible
     subordinated debentures, related party                           $         --    $         --   $  3,242,000
                                                                      ============    ============   ============
   Conversion of short-term borrowings to common stock                $         --    $         --   $    226,000
                                                                      ============    ============   ============
   Conversion of accrued interest, payroll and expenses by related
     parties to stock options                                         $         --    $         --   $  3,194,969
                                                                      ============    ============   ============
   Repurchase of stock options from related party                     $         --    $         --   $   (198,417)
                                                                      ============    ============   ============
   Conversion of accrued interest to stock options                    $         --    $         --   $    142,441
                                                                      ============    ============   ============
   Conversion of accounts payable to common stock                     $     50,000    $     10,030   $    346,200
                                                                      ============    ============   ============
   Conversion of notes payable, bank and accrued interest
     to long-term debt                                                $         --    $         --   $  1,699,072
                                                                      ============    ============   ============
   Conversion of loans and interest payable, related party and accrued payroll and expenses, related parties to long-term
      accrued payroll and other, related party                        $         --    $         --   $  1,863,514
                                                                      ============    ============   ============
   Issuance of common stock upon the conversion of convertible
     subordinated debentures, other                                   $     64,993    $         --   $    191,993
                                                                      ============    ============   ============
   Issuance of common stock for services rendered                     $         --    $         --   $      2,460
                                                                      ============    ============   ============

See accompanying notes to unaudited financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                   (Unaudited)

      1.    ORGANIZATION AND BASIS OF PRESENTATION

            In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of April 30, 2002 and the results of operations for the three and nine month periods ended April 30, 2002 and 2001 and the period from August 24, 1981 (date of inception) to April 30, 2002. The results of operations for the nine months ended April 30, 2002 are not necessarily indicative of the results to be expected for the full year.

            The Company is a development stage company as defined in the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establishing a new business. Its planned principal operations have not commenced and, accordingly, no significant revenue has been derived therefrom.

            Effective August 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. The net loss of $1,868,000 and $1,511,000 recorded for the nine months ended April 30, 2002 and 2001, respectively, is equal to the comprehensive loss for those periods.

            The Company has reported net losses since its inception. Also, the Company has limited liquid resources. The report of the Company's independent accountants on the Company's July 31, 2001 financial statements included an explanatory paragraph which states that the Company's recurring losses, working capital deficit and limited liquid resources raise substantial doubt about the Company's ability to continue as a going concern. The financial statements at July 31, 2001 and April 30, 2002 do not include any adjustments that might result from the outcome of this uncertainty.

            The Company's continued operations will depend on its ability to raise additional funds through various potential sources such as equity and debt financing, collaborative agreements, strategic alliances, sale of tax benefits, revenues from the commercial sale of ONCONASE(R) and its ability to realize the full potential of its technology and its drug candidates. Such additional funds may not become available as needed or be available on acceptable terms. To date, a significant portion of the Company's financing has been through private placements of common stock and warrants, the issuance of common stock for stock options and warrants exercised and for services rendered, debt financing and financing provided by the Company's Chief Executive Officer. Until the Company's operations generate significant revenues, the Company will need to continue to fund operations through the sources of capital previously described. From August 2001 through May 2002, the Company received gross proceeds of approximately $1,346,000 from the private placement of equity from various individual investors, issuance of note payable to an unrelated party and the exercise of warrants by an unrelated party. The Company also has

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   (Unaudited)

      1.    ORGANIZATION AND BASIS OF PRESENTATION, Continued

      received from time to time loans payable on demand from a related party. As of April 30, 2002 the aggregate balance of these loans was $126,500. Additionally, in December 2001 the Company received $354,000 through the sale of its tax benefits. As the Company has no liquid resources and significant liabilities, it needs to raise additional capital in order to remain in operation. The Company believes its current operating levels require $160,000 of cash per month. The Company does not presently maintain the cash balance needed to fund its operations; however, to date it has been able to meet the cash needed for continued operations. In the near term, management continues to seek additional capital financing through the sales of equity in private placements and exercise of warrants but cannot be sure that it will be able to raise capital on favorable terms or at all. In addition, the Company expects some funds to be available through loans from its Chief Executive Officer, although no such loans are required to be made. Once any of these sources, if received, are exhausted, the Company will need additional financing through the sources described above to continue its operations. There is no assurance these funds will be received; however, if the funds are received it will assist in satisfying the Company's liquidity needs.

      2.    EARNINGS (LOSS) PER COMMON SHARE

            "Basic" earnings (loss) per common share equals net income (loss) divided by weighted average common shares outstanding during the period. "Diluted" earnings (loss) per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. The Company's Basic and Diluted per share amounts are the same since the assumed exercise of stock options and warrants are all anti-dilutive. The amount of options and warrants excluded from the calculation was 8,458,511 and 5,604,599 at April 30, 2002 and 2001, respectively.

      3.    LOAN PAYABLE, RELATED PARTY

            From August 2001 to April 2002, Kuslima Shogen the Company's Chief Executive Officer, loaned the Company some amounts payable upon demand bearing an interest at 8% per annum. As of April 30, 2002, the loan balance was $126,500.

      4.    CAPITAL STOCK

            In August 2001, the Company issued 55,556 shares of common stock in settlement of accounts payable. In addition, the vendor was granted five-year warrants to purchase 55,556 shares of common stock at an exercise price of $1.50 per share. The settled accounts payable totaled $50,000 and therefore that amount has been charged to equity as the value of the stock and warrants.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   (Unaudited)

      4.    CAPITAL STOCK, Continued

            In August 2001, the Company issued 70,000 five-year stock options as payment for services to be rendered. The options vested immediately and have an exercise price of $0.75 per share. The total non-cash general and administrative expense recorded for these options was $35,770, based upon the fair value of such option on the date of issuance.

            During the quarter ended October 31, 2001, the Company sold an aggregate of 440,000 shares of common stock to private investors at a price of $0.50 to $0.90 per share resulting in net proceeds of $252,000 to the Company. In addition, the private investors were granted five-year warrants to purchase an aggregate of 440,000 shares of common stock at an exercise price of $1.50 per share.

            In October 2001, the Company issued 72,214 shares of common stock upon the exercise of convertible debentures by unrelated parties. In addition, upon conversion, the unrelated parties were granted five-year warrants to purchase 72,214 shares of common stock at $1.50 per share.

            In December 2001, the Company issued 15,221 five-year stock options as payment for services rendered. The options vested immediately and have an exercise price of $0.94 per share. The total non-cash research and development expense recorded for these options was $4,977, based upon the fair value of such option on the date of issuance as estimated by the Black-Scholes options-pricing model.

            During the quarter ended January 31, 2002, the Company sold an aggregate of 359,070 shares of common stock to private investors at a price of $0.50 per share resulting in net proceeds of $162,200 to the Company. In addition, the private investors were granted five-year warrants to purchase an aggregate of 409,070 shares of common stock at an exercise price of $1.50 per share.

            In February 2002, the Company issued warrants to purchase 1,500,000 shares of common stock to Roan Meyers Associates L.P. for an aggregate warrant purchase price of $1,500 in connection with the engagement of Roan Meyers to render advisory services. Roan Meyers has already exercised warrants to purchase 100,000 shares of common stock in March 2002 with an exercise price of $0.50 per share, resulting in gross proceeds of $50,000 to the Company. Warrants to purchase an additional 400,000 shares are currently exercisable, of which 150,000 shares have an exercise price of $0.50 per share and 250,000 have an exercise price of $1.00 per share. The remaining 1,000,000 warrants will become exercisable if Roan Meyers is successful in helping the Company raise capital. For each $1 million in capital financing raised with the assistance of Roan Meyers, 200,000 warrants will become exercisable up to 1,000,000 warrants in the aggregate. Of those 1,000,000 warrants, 400,000 are exercisable at $1.00 per share and

      600,000 are exercisable at $1.50 per share. The Company recorded an expense equal to the fair market value of the first 500,000 warrants in February 2002 based upon the fair

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   (Unaudited)

      4.    CAPITAL STOCK, Continued

      value of such warrants as estimated by Black-Scholes pricing model ($153,300), less the $1,500 received from the sale of the warrants and will record an expense on the additional warrants when they vest using Black-Scholes to estimate their value at that time.

            In March 2002, the Company issued an aggregate of 75,000 five-year stock options to unrelated parties as an incentive for lending the Company an aggregate of $75,000 which was repaid during the quarter. The options vested immediately and have an exercise price of $1.50 per share. The total non-cash interest expense recorded for these options was $26,615, based upon the fair value of such option on the date of issuance as estimated by Black-Scholes options-pricing model.

            In April 2002, the Company issued a note payable to an unrelated party in the amount of $100,000. The note was due thirty days bearing interest at 8% per annum. In addition, the lender received stock options to purchase 100,000 shares of common stock at an exercise price of $0.60 per share. The total non-cash interest expense recorded for these options was $40,690, based upon the fair value of such option on the date of issuance as estimated by the Black-Scholes option-pricing model. In May 2002, the lender agreed to either extend the note until December 2003 or convert the note at a conversion price of $0.40 per share plus a five-year warrant for each share of Alfacell common stock issued upon conversion at an exercise price of $1.00 per share..

            During the quarter ended April 30, 2002, the Company sold an aggregate of 1,038,638 shares of common stock to private investors at a price of $0.44 to $0.50 per share resulting in net proceeds of $375,400 to the Company. In addition, the private investors were granted five-year warrants to purchase an aggregate of 1,038,638 shares of common stock at an exercise price of $0.75 per share.

            In May 2002, the Company issued 22,784 shares of common stock in settlement of accounts payable in the amount of $14,126. The accounts payable amount was charged to equity as the value of the common stock.

            In May 2002, the Company sold an aggregate of 500,000 shares of common stock to private investors resulting in net proceeds of $200,000 to the Company. In addition, the private investors were granted five-year warrants to purchase an aggregate of 500,000 shares of common stock at an exercise price of $1.00 per share.

      5.    SALE OF NET OPERATING LOSSES

            New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits or tax benefits. For the state fiscal year 2002 (July 1, 2001 to June 30, 2002), the Company has $1,477,000
      total available tax benefits of which $426,000 was allocated to be sold between July 1, 2001 and June 30, 2002. In December 2001, the Company received $354,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2002. In December 2000, the Company received $451,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2001. The Company will attempt to sell the remaining balance of its tax benefits in the amount of approximately $1,051,000 between July 1, 2002 and June 30, 2003, subject to all existing laws of the State of New Jersey. However, there is no assurance that the Company will be able to find a buyer for its tax benefits or that such funds will be available in a timely manner.